RUBICON MINERALS CORPORATION

FIRST QUARTER REPORT
FOR THE PERIOD ENDED MARCH 31, 2004

(Unaudited)
Prepared by Management

Suite 888 - 1100 Melville Street Vancouver BC  V6E 4A6
Tel: 604.623.3333   Toll free: 1.866.365.4706   Fax: 604.623.3355   E-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com

RUBICON MINERALS CORPORATION

MANAGEMENT'S DISCUSSION & ANALYSIS
For the three month period ended March 31, 2004 unless otherwise noted

SUMMARY AND OUTLOOK

Rubicon Minerals Corporation (the "Company") is a Canadian based mineral exploration company that explores for commercially viable gold and base metal deposits and selectively invests in other mineral exploration and resource companies which the Company deems to be of merit.

The Company's key assets are in the Red Lake gold camp, in the Province of Ontario and a number of district-scale gold exploration properties in the Province of Newfoundland and Labrador. The Company also has an investment in a subsidiary named Toquima Minerals Corporation ("Toquima") that holds gold and base metal exploration assets in the States of Nevada and Alaska in the United States. The Company does not have any assets that are in production or that contain a reserve.

HIGHLIGHTS

Red Lake exploration

Early in the first quarter, the Company outlined a minimum $2.1 million exploration program for the Red Lake, Ontario exploration assets of which approximately 60% is partner funded on a committed basis and the remainder is to be directed largely at the Company's 100% controlled McFinley gold project.

On March 8, 2004, the Company announced the discovery of a new high grade gold zone at its McFinley Gold Project, named the Phoenix Zone. Drilling results included mineralized zones up to 13 metres thick including 15.5 g/t gold over 4.8 metres (see news releases dated April 2, 2004, March 25, 2004 and March 8, 2004 for further details). The Company is encouraged with these results and plans further drilling to test the Phoenix Zone in the second quarter of 2004.

Upon completion of the above McFinley drill program during the first quarter of 2004, the Company had satisfied the cumulative exploration expenditures and all other option terms and the Company subsequently exercised its option to purchase a 100% interest in the McFinley property. The Company is still required to pay annual advance royalty payments to the vendor.

The Company carried out two other drill programs in Red Lake during the quarter at the McCuaig JV Project with partner Golden Tag Ltd. (no significant results) and at the East Bay West Project, funded by partner Wolfden Resources Ltd., where anomalous gold up to 8.75 g/t over 0.54 metre was returned along with thick intervals of anomalous gold of 0.59 g/t over 40.5 metres and 0.74 g/t over 28.2 metres. The Company believes follow up drilling in the area is warranted especially considering the close proximity to the adjacent Placer-Wolfden GAZ gold zone.

In early April 2004 the Company commenced a 3,000 metre drill program in the Sidace Lake area funded by partner Goldcorp Inc. This drill program is ongoing as of May 11, 2004.

Newfoundland exploration

The Company outlined an exploration budget of approximately $1.75 million for nine separate projects of which 47% is to be partner funded.

The Company optioned the Avalon Gold Project to IAMGold Inc., whereby IAMGold is required to spend $3 million over a four-year period to earn an initial 55% interest in the 140 square kilometre gold project located in Southeastern Newfoundland, including $500,000 before February 2005.

OPERATING RESULTS

Results of Operations - Three months period ended March 31, 2004 compared with the three months period ended March 31, 2003

The Company incurred a net loss of $985,616 or $0.02 per common share for the quarter ended March 31, 2004 compared to $284,930 or $0.01 per common share for the quarter ended March 31, 2003.

Excluding stock-based compensation, the Company incurred a loss of $357,616 for the three months period ended March 31, 2004 compared to a loss of $236,547 for the comparative period, an increase of $121,069.

The Company's salary costs increased by $75,111 for the quarter ended March 31, 2004. The higher salary costs were due to the hiring of additional staff members and higher base salaries for existing staff members.

The Company's office and professional fees increased by $43,067 and $64,012 respectively for the quarter ended March 31, 2004. The higher costs were mainly due to the inclusion of the Toquima operating costs on consolidation of the financial statements. Toquima was in the process of filing a prospectus and seeking an IPO through a TSX Venture Exchange listing.

During the quarter ended March 31, 2004, the Company granted 800,000 stock options to employees. The stock-based compensation costs recorded were $628,000 compared to $48,383 for the quarter ended March 31, 2003.

LIQUIDITY AND CAPITAL RESOURCES

The Company had a working capital (excluding minority interest amount of $0.7 million) position of $10.0 million as at March 31, 2004 compared to $11.6 Million (excluding minority interest amount of $0.7 million) as at December 31, 2003. This did not include $0.5 million in investments in a number of publicly listed and private companies ($0.4 - December 31, 2003).

During the quarter ended March 31, 2004, the Company issued 273,500 common shares from the exercise of warrants raising $341,875 and issued 13,000 common shares from the exercise of options raising $10,790.

The Company's major source of financing is from the sale of shares issued from treasury, the exercise of stock options and warrants, if any, and the disposal of available investments. The Company has sufficient funds to meet its working capital requirements and property maintenance costs, some exploration of its mineral properties and investments in other mineral resource companies for the foreseeable future. Additional amount of funds available for exploration of its properties, acquisition of additional mineral properties and investments in other mining resource companies is dependent on whether and how much the Company can raise in additional equity financing, the amount of exploration carried out by existing joint venture partners and the ability of the Company to successfully negotiate joint ventures for third party funding of exploration costs.

INVESTING ACTIVITIES

For the quarter ended March 31, 2004, the Company incurred $2,115,343 in exploration costs and option payments. It used $1,519,761 from its working capital reserve, recovered $532,555 from joint venture partners, received $41,127 in management fees and issued 15,000 common shares to pay for $21,900 in option payments. The recovery from joint venture partners included $138,821 received in the form of partner common shares.

FORWARD LOOKING STATEMENTS

Certain information and statements in this Management Discussion and Analysis may contain certain forward-looking statements that involve a number of known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements. Actual outcomes and results may differ materially from those expressed in such forward-looking statements. The Company relies upon litigation protection for forward-looking statements

RUBICON MINERALS CORPORATION
Interim Consolidated Balance Sheets -
Unaudited As at March 31, 2004 and December 31, 2003
(Expressed in Canadian Dollars)

	March 31	December 31
	2004	2003
	(unaudited)	(audited)

Assets
Current Assets
Cash and cash equivalents	$9,095,408	$11,302,074
Amounts receivable	1,073,741	953,065
Prepaid expenses	303,374	20,404
	10,472,523	12,275,543

Investments	505,654	366,833
Equipment - net of accumulated amortization of $89,169	41,268	44,103
(2003 - $92,004)
Deferred property costs	18,701,558	17,276,818
	$29,721,003	$29,963,297

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	$497,361	$729,966

Non-controlling interest	655,956	682,594

Shareholders' equity
Share capital (note 5)	36,286,194	35,911,629
Contributed surplus	1,381,531	753,531
Deficit	(9,100,039)	(8,114,423)
	28,567,686	28,550,737
	$29,721,003	$29,963,297

Approved by the Board of Directors

"David W. Adamson"	"Douglas B. Forster"
David W. Adamson	Douglas B. Forster
Director	Director

RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Operations and Deficit - Unaudited
For the three months ended March 31, 2004 and March 31, 2003
(Expressed in Canadian Dollars)

	March 31	March 31
	2004	2003

Expenses
Amortization	$2,835	$2,474
Consulting	22,590	30,001
Investor Relations	114,230	94,613
Office	66,310	23,243
Professional fees	76,651	12,639
Rent	17,004	20,165
Salaries	101,085	25,974
Stock-based compensation	628,000	48,383
Telephone	1,861	2,639
Transfer agent and regulatory filing fees	30,636	34,927
Travel & accommodation	7,188	5,616

Loss before other items	(1,068,390)	(300,674)
Write-off of deferred property costs	-	(1,396)
Non-controlling interest	33,413	-
Interest and miscellaneous income	49,361	17,140

Net loss for the period	(985,616)	(284,930)
Deficit, beginning of period	(8,114,423)	(5,802,029)
Deficit, end of period	$(9,100,039)	$(6,086,959)

Loss per share	$(0.02)	$(0.01)

Weighted average number of common shares outstanding	52,266,900	36,934,069

RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Cash Flow - Unaudited
For the three months ended March 31, 2004 and March 31, 2003
(Expressed in Canadian Dollars)

	March 31	March 31
	2004	2003

Cash Provided by (Used for)
Operating Activities
Net loss for the period	$(985,616)	$(284,930)
Adjustment for items which do not involve cash:
Stock-based compensation	628,000	48,383
Amortization	2,835	2,474
Non-controlling interest	(33,413)	-
Write-off of deferred property costs	-	1,396
	(388,194)	(232,677)

Changes in non-cash working capital components:
Prepaid expenses	(282,970)	(9,441)
Amounts receivable	(120,676)	(212,844)
Non-controlling interest	6,775	-
Accounts payable and accrued liabilities	(232,605)	747,782
	(1,017,670)	292,820

Investing Activities
Deferred property costs	(2,115,343)	(3,261,197)
Purchase of equipment	-	(1,709)
	(2,115,343)	(3,262,906)

Financing Activities
Common Shares issued for cash	352,665	6,621,553
Share issue costs	-	(550,800)
Recovery of property costs incurred	532,555	1,668,893
Management and administration received	41,127	117,307
	926,347	7,856,953

Net cash provided during the period	(2,206,666)	4,886,867
Cash and cash equivalents, beginning of period	11,302,074	1,159,966
Cash and cash equivalents, end of period	$9,095,408	$6,046,833

* Supplemental Disclosure of Non-Cash Investing and Financing Activities
During the quarter ended March 31, 2004, the Company issued 15,000 of its common shares with a value of $21,900 and received common shares of other companies with a value of $138,821 pursuant to the terms of property joint venture agreements.

RUBICON MINERALS CORPORATION
Interim Consolidated Statement of Deferred Property Costs - Unaudited
As at March 31, 2004 and December 31, 2003
(Expressed in Canadian Dollars)

	Balance	Gross	Write-off or	Balance
	December 31,	Expenditures	Recovery	March 31,
	2003	2004	2004	2004
CANADA
ONTARIO
RED LAKE MINING DIVISION
McFinley Property
Acquisition and option payments	$2,766,606	$75,000	$-	$2,841,606
Exploration costs
Geological and geochemical	1,188,210	-	-	1,188,210
Drilling	1,876,454	864,327	-	2,740,781
Geophysical	99,802	-	-	99,802
Travel and accommodation	96,221	15,765	-	111,986
Other	29,659	-	-	29,659
	6,056,952	955,092	-	7,012,044

Other Red Lake Properties
Acquisition and option payments	595,957	41,740	-	637,697
Exploration costs
Geological and geochemical	614,503	45,121	(14,829)	644,795
Drilling	548,862	155,596	(52,445)	652,013
Geophysical	297,088	65,426	(67,914)	294,600
Travel and accommodation	40,783	4,770	(2,068)	43,485
Other	3,118	-	-	3,118
Administration fees (earned)	(370,962)	-	(8,734)	(379,696)
	1,729,349	312,653	(145,990)	1,896,012

McCuaig JV Project
Acquisition and option payments	79,940	-	-	79,940
Exploration costs
Geological and geochemical	414,334	18,734	(12,499)	420,569
Drilling	992,186	256,803	(102,721)	1,146,268
Geophysical	27,682	-	-	27,682
Travel and accommodation	27,192	7,190	(2,876)	31,506
Other	1,400	-	-	1,400
Administration fees (earned)	(16,886)	-	(7,293)	(24,179)
	1,525,848	282,727	(125,389)	1,683,186

English Royalty Division
Properties
Acquisition and option payments	525,438	9,415	(191,386)	343,467
Exploration costs
Geological and geochemical	86,420	44,685	-	131,105
Travel and accommodation	2,328	3,201	-	5,529
Other	23	-	-	23
	614,209	57,301	(191,386)	480,124

RUBICON MINERALS CORPORATION
Interim Consolidated Statement of Deferred Property Costs - Unaudited
As at March 31, 2004 and December 31, 2003
(Expressed in Canadian Dollars)

	Balance	Gross	Write-off or	Balance
	December 31,	Expenditures	Recovery	March 31,
	2003	2004	2004	2004

Other Ontario Properties
Acquisition and option payments	$41,310	$-	$-	$41,310
Exploration costs
Geological and geochemical	22,722	-	-	22,722
Geophysical	56,362	-	-	56,362
Travel and accommodation	1,322	-	-	1,322
	121,716	-	-	121,716

NEWFOUNDLAND
GOLD PROPERTIES
StarTrack Trend Properties
Acquisition and option payments	308,578	-	-	308,578
Exploration costs
Geological and geochemical	417,656	14,188		431,844
Drilling	-	5,597	-	5,597
Geophysical	69,019	-	-	69,019
Travel and accommodation	10,027	-	-	10,027
Other	450	-	-	450
	805,730	19,785	-	825,515

Golden Promise Trend Properties
Acquisition and option payments	289,611	-	-	289,611
Exploration costs
Geological and geochemical	238,642	92,537	(105,967)	225,212
Drilling	108,505	32,477	(31,659)	109,323
Geophysical	117,321	(100,247)	(62,752)	(45,678)
Travel and accommodation	6,355	4,264	(4,624)	5,995
Administration fees (earned)	(74,203)	-	(18,555)	(92,758)
	686,231	29,031	(223,557)	491,705

Avalon Trend Properties
Acquisition and option payments	102,566	15,718	-	118,284
Exploration costs
Geological and geochemical	296,213	63,291	(55,199)	304,305
Travel and accommodation	4,497	186	-	4,683
Administration fees (earned)	-	-	(5,018)	(5,018)
	403,276	79,195	(60,217)	422,254

RUBICON MINERALS CORPORATION
Interim Consolidated Statement of Deferred Property Costs - Unaudited
As at March 31, 2004 and December 31, 2003
(Expressed in Canadian Dollars)

	Balance	Gross	Write-off or	Balance
	December 31,	Expenditures	Recovery	March 31,
	2003	2004	2004	2004
Glenwood-Botwood Trend Properties
Acquisition and option payments	$323,842	$467	$-	$324,309
Exploration costs
Geological and geochemical	581,843	171,680	(20,052)	733,471
Drilling	-	16,247	(3,991)	12,256
Geophysical	236,806	20,942	-	257,748
Travel and accommodation	5,849	-	-	5,849
Administration fees (earned)	(39,887)	-	(896)	(40,783)
	1,108,453	209,336	(24,939)	1,292,850

New World Trend Property
Acquisition and option payments	16,090	-	-	16,090
Exploration costs
Geological and geochemical	233,879	10,888	-	244,767
Travel and accommodation	1,817	-	-	1,817
	251,786	10,888	-	262,674

Great NP Gold Trend Property
Acquisition and option payments	34,171	-	-	34,171
Exploration costs
Geological and geochemical	27,257	-	-	27,257
Travel and accommodation	3,373	-	-	3,373
	64,801	-	-	64,801

NEWFOUNDLAND
Base Metal Properties
Acquisition and option payments	284,891	5,290	(5,290)	284,891
Exploration costs
Geological and geochemical	390,408	29,840	(24,097)	396,151
Drilling	516,168	5,540	-	521,708
Geophysical	169,902	-	-	169,902
Travel and accommodation	33,270	1,850	-	35,120
Other	9,094	-	-	9,094
Administration fees (earned)	(84,947)	-	-	(84,947)
	1,318,786	42,520	(29,387)	1,331,919

BRITISH COLUMBIA
Axelgold and Thumb Peak
Acquisition and option payments	435,838	-	-	435,838
Exploration costs
Geological and geochemical	58,715	-	-	58,715
Drilling	1,099	-	-	1,099
Travel and accommodation	2,943	-	-	2,943
Administration fees (earned)	(63,860)	-	-	(63,860)
	434,735	-	-	434,735

RUBICON MINERALS CORPORATION
Interim Consolidated Statement of Deferred Property Costs - Unaudited
As at March 31, 2004 and December 31, 2003
(Expressed in Canadian Dollars)

	Balance	Gross	Write-off or	Balance
	December 31,	Expenditures	Recovery	March 31,
	2003	2004	2004	2004

NUNAVUT, BAFFIN ISLAND
Incognita Joint Venture Property
Acquisition and option payments	$84,048	$-	$-	$84,048
Exploration costs
Geological and geochemical	87,097	450	-	87,547
Drilling	32,758	-	-	32,758
Geophysical	14,151	-	-	14,151
Travel and accommodation	4,294	-	-	4,294
Other	354	-	-	354
Administration fees (earned)	(197,608)	-	-	(197,608)
	25,094	450	-	25,544

UNITED STATES OF AMERICA
ALASKA
Palmer Property
Acquisition and option payments	908,389	-	-	908,389
Exploration costs
Geological and geochemical	209,932	-	-	209,932
Drilling	682,215	-	-	682,215
Travel and accommodation	18,003	-	-	18,003
Other	18,013	-	-	18,013
Administration fees (earned)	(76,483)	-	-	(76,483)
	1,760,069	-	-	1,760,069

ARIZONA
Yuma King Property
Acquisition and option payments	-	30,959	-	30,959
Exploration costs
Geological and geochemical	-	798	-	798
	-	31,757	-	31,757

NEVADA
Other Properties
Acquisition and option payments	369,783	194,870	-	564,653

Deferred Property Costs	$17,276,818	$2,225,605	$(800,865)	$18,701,558

RUBICON MINERALS CORPORATION
Notes to the Interim Consolidated Financial Statements - (unaudited)
March 31, 2004
(Expressed in Canadian Dollars)

  NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in British Columbia, Canada and is involved in the acquisition and exploration of mineral property interests. At the date of these financial statements, the Company has not been able to identify a known body of economic grade ore on any of its properties and the ability of the Company to realize the costs it has incurred to date on these properties is dependent upon the Company being able to identify an economic ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property. These activities are conducted primarily in Canada.

  BASIS OF PRESENTATION

These interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and method of computation as the consolidated financial statements for the fiscal year ended December 31, 2003. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the accompanying notes for the fiscal year ended December 31, 2003.

  RELATED PARTY TRANSACTIONS

For the three months period ended March 31, 2003, the Company accrued $104,000 in costs for legal services provided to the Company and its subsidiary Toquima Minerals Corporation by a law firm, of which a partner of the firm is a director of the Company. These costs are recorded in professional expenses and deferred property costs. As at March 31, 2004 the Company had this $104,000 amount included in accounts payable and accrued liabilities.

  STOCK-BASED COMPENSATION

The Company applies the fair value method of accounting for all stock-based compensation awards. For the quarter ended March 31, 2004, the Company granted 800,000 stock options to employees and recorded $628,000 in stock-based compensation expense. The fair value of these options was calculated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: dividend yield of 0%, expected volatility of 65.12%, risk-free interest rate of 4.5% and an expected option life of 4 years.

  SHARE CAPITAL

(a) Authorized share capital consists of 250,000,000 common shares without par value.

	Price per Share	Number of Shares	$
Issued at December 31, 2003		52,184,631	35,911,629
Issued for property interests	$1.46	15,000	21,900
Warrants exercised	$1.25	273,500	341,875
Stock option exercises	$0.83	13,000	10,790
		301,500	374,565
Issued at March 31, 2004		52,486,131	36,286,194

RUBICON MINERALS CORPORATION
Notes to the Interim Consolidated Financial Statements - (unaudited)
March 31, 2004
(Expressed in Canadian Dollars)

(b) Stock Options

The following is a summary of the changes in the Company's outstanding stock options for the three month interim periods ended March 31.

	2004
		Weighted -
		Average
	Number of Options	Exercise Price
		$

Balance at beginning of period	2,315,000	$1.01
Granted	800,000	$1.48
Exercised	(13,000)	$0.83
Cancelled/Expired	-	-
Outstanding and exercisable at end of period*	3,102,000	$1.13

* At March 31, 2004, the weighted-average remaining contractual life of stock options outstanding is 4.04 years.

(c) Summary of dilutables outstanding:

March 31, 2004
		Exercise Price or
Type of Issue	Number Outstanding	Price Range	Expiry Date
		$
Stock Options	250,000	1.34	05/29/04
	50,000	0.87	10/15/04
	20,000	0.62	11/20/04
	100,000	1.15	07/09/07
	1,202,000	0.83	08/08/07
	75,000	0.87	01/17/05
	225,000	0.84	07/18/07
	20,000	1.17	10/20/13
	30,000	1.18	10/21/13
	30,000	1.35	11/03/13
	300,000	1.45	12/10/13
	800,000	1.48	01/27/09
Total Stock Options	3,102,000

Warrants	2,089,150	1.25	02/20/05
	272,118	1.05	02/20/05
	452,499	1.25	2/26/05
	60,300	1.05	02/26/05
	100,000	1.25	03/04/05
	12,000	1.05	03/04/05
	5,029,029	1.25	08/22/05
	723,903	1.05	08/22/05
	8,738,999

RUBICON MINERALS CORPORATION
Notes to the Interim Consolidated Financial Statements - (unaudited)
March 31, 2004
(Expressed in Canadian Dollars)

6. SUBSEQUENT EVENTS Subsequent to March 31, 2004:

The company issued common shares as followed:

  31,750 common shares were issued upon exercise of warrants priced at $1.25 per share for proceeds of $37,500.

  9,000 common shares were issued in connection with a property share option payment at a price of $1.52 per share.

  Pursuant to an option agreement on the Point Leamington property with TLC Ventures Corp., ("TLC"), the Company received initial option payments of 150,000 common shares of TLC and $125,000 in cash.